UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response .11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

SVI SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784872103

(CUSIP Number)

Carolyn S. Reiser, Esq.

Shartsis Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,005,577
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,005,577

11. Aggregate Amount Beneficially Owned by Each Reporting Person

7,005,577

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 19.92%

14. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,005,577
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,005,577

11. Aggregate Amount Beneficially Owned by Each Reporting Person

7,005,577

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 19.92%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,998,727
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,998,727

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,998,727

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 19.90%

14. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Leverage Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,461,962
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,461,962

11. Aggregate Amount Beneficially Owned by Each Reporting Person

5,461,962

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.91%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of SVI Solutions, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 5607 Palmer Way, Carlsbad, CA 92008.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ICM Asset Management, Inc. ("ICM"), James M. Simmons, Koyah Ventures, LLC and Koyah Leverage Partners, L.P. (collectively, the "Filers").

(b) The business address of the Filers is
W. 601 Main Avenue, Suite 600, Spokane, WA 99201.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

ICM is an investment adviser registered with the Securities and Exchange Commission and is the investment adviser to Koyah Leverage Partners, L.P. and other investment limited partnerships and individual client accounts. Mr. Simmons is the president and controlling shareholder of ICM and the manager of Koyah Ventures, LLC. Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P. and other investment limited partnerships.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Koyah Leverage Partners, L.P.	Working Capital	$2,958,278.66
ICM	Funds Under Management (includes shares owned by Koyah Leverage Partners, L.P.)	$3,789,853.16

Item 4. Purpose of Transaction

The Stock was acquired for investment.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer at the date hereof is reflected on that Filer's cover page. ICM is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Koyah Leverage Partners, L.P., holds more than 5% of the outstanding Stock. Mr. Simmons is the president and controlling shareholder of ICM and the sole manager of Koyah Ventures, LLC. As such, ICM and Mr. Simmons share beneficial ownership of all shares of Stock held in ICM client accounts.

(c) ICM, on behalf of Koyah Leverage Partners, L.P. and other client accounts, effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page. Unless otherwise indicated, all transactions were effected in the open market.

Name	Nature of Transaction	Date	Koyah Leverage Partners Account	Other Client Accounts	Price Per Share

ICM	(1)	7/19/02	1,562,500	520,833.33	$0.60
	(2)	7/19/02	694,444.44	231,481.48	$1.35
	(3)	7/19/02	395,226	132,060	$0.41
	(3)	7/19/02	120,324	40,205	$1.35
	(4)	7/19/02	1,257,925	322,319	$0.60
	(5)	7/19/02	1,160,706	290,178	$ 1.50
	(5)	7/19/02	928,562	232,144	$0.85
	(5)	7/19/02	234,375	78,125	$1.50
	P	12/2/02		10,400	$0.64
	S	5/21/03		3,550	$1.15
	S	5/28/03	75,100	18,800	$1.97

(1) Pursuant to an Amendment Agreement dated July 15, 2002, among SVI Solutions, Inc., Koyah Leverage Partners, L.P., Koyah Partners, L.P., Raven Partners, L.P., Nigel Davey and Brian Cathcart (the "Amendment Agreement"), Convertible Promissory Notes (the "Replacement Notes") were issued to Koyah Leverage Partners, L.P. and other ICM client accounts on 7/19/02, in an aggregate principal amount of $1,250,000, convertible into a total of 2,083,333 shares of Common Stock at $0.60/share.

(2) The Replacement notes were issued to replace outstanding Convertible Promissory Notes held by Koyah Leverage Partners, L.P. and other ICM client accounts (the "Original Notes") in an aggregate principal amount of $1,250,000 (convertible into a total of 925,925,93 shares of Common Stock at $1.35/share). On issuance of the Replacement Notes, the Original Notes were terminated.

(3) Pursuant to the Amendment Agreement, an aggregate of $216,715 of accrued interest and late charges under the Original Notes held by Koyah Leverage Partners, L.P. and other ICM client accounts (which amount had been convertible under the Original Notes into 160,530 shares of Common Stock at $1.35/share) was converted on 7/19/02 into an aggregate of 527,286 shares of Common Stock, at a conversion price of $0.411/share. Such shares were issued to Koyah Leverage Partners, L.P. and other ICM client accounts, and the $216,715 in accrued interest and late charges was cancelled.

(4) Pursuant to the Amendment Agreement, warrants (the "Replacement Warrants") to purchase a total of 1,580,244 shares of Common Stock at $0.60/share were issued to Koyah Leverage Partners, L.P. and other ICM client accounts on 7/19/02.

(5) The Replacement Warrants were issued in exchange for and in replacement of the following outstanding warrants held by Koyah Leverage Partners, L.P. and other ICM client accounts: warrants to purchase a total of 1,450,884 shares at $1.50/share, warrants to purchase a total of 1,160,706 shares at $0.85/share, and warrants to purchase a total of 312,500 shares at $1.50/share. All of these warrants were cancelled upon the issuance of the Replacement Warrants.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P. and other investment partnerships pursuant to Agreements of Limited Partnership that grant to Koyah Ventures, LLC the authority, among other things, to invest the funds of Koyah Leverage Partners, L.P. and such other investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Koyah Leverage Partners, L.P. and such other investment partnerships Pursuant to such Agreements of Limited Partnership, Koyah Ventures, LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Amendment Agreement dated July 15, 2002, among SVI Solutions, Inc., Koyah Leverage Partners, L.P., Koyah Partners, L.P., Raven Partners, L.P., Nigel Davey and Brian Cathcart

Exhibit 2: Investors Rights Agreement dated July 19, 2002, among SVI Solutions, Inc., Koyah Leverage Partners, L.P., Koyah Partners, L.P., Raven Partners, L.P., Nigel Davey and Brian Cathcart

Exhibit 3: Convertible Promissory Note dated July 19, 2002, issued by SVI Solutions, Inc. to Koyah Partners, L.P.

Exhibit 4: Convertible Promissory Note dated July 19, 2002, issued by SVI Solutions, Inc. to Raven Partners, L.P.

Exhibit 5: Convertible Promissory Note dated July 19, 2002, issued by SVI Solutions, Inc. to Koyah Leverage Partners, L.P.

Exhibit 6: Warrant to Purchase Common Stock of SVI Solutions, Inc. dated July 19, 2002 issued to Koyah Leverage Partners, L.P.

Exhibit 7: Warrant to Purchase Common Stock of SVI Solutions, Inc. dated July 19, 2002 issued to Koyah Partners, L.P.

Exhibit 8: Warrant to Purchase Common Stock of SVI Solutions, Inc. dated July 19, 2002 issued to Raven Partners, L.P.

See also Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2003

/s/ James M. Simmons	ICM ASSET MANAGEMENT, INC. By: /s/ Robert Law, Vice President
KOYAH VENTURES, LLC By: /s/ Robert Law, Vice President	KOYAH LEVERAGE PARTNERS, L.P. By: Koyah Ventures, LLC, General Partner By: /s/ Robert Law, Vice President